Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2015 AND 2014
(UNAUDITED)

Approved for issuance: April 9, 2015

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2015	2014	2015	2014
Revenues
Print advertising	75,511	89,944	168,638	206,549
Print circulation	45,512	47,550	92,946	97,138
Digital	20,534	21,136	44,803	44,690
Other	3,888	3,854	8,572	8,085
Total revenues	145,445	162,484	314,959	356,462
Expenses
Compensation (note 5)	66,510	72,048	120,659	146,006
Newsprint	6,001	7,402	13,176	16,522
Distribution	22,436	24,704	46,900	51,012
Production	11,208	9,023	22,570	18,125
Other operating	26,447	27,181	53,189	56,660
Operating income before depreciation, amortization, impairment
and restructuring (note 3)	12,843	22,126	58,465	68,137
Depreciation	9,515	11,169	21,547	24,396
Amortization	9,528	9,599	19,063	20,011
Impairment (note 6)	-	-	1,843	-
Restructuring and other items (notes 4 and 8)	4,692	5,425	8,916	25,538
Operating income (loss)	(10,892)	(4,067)	7,096	(1,808)
Interest expense (note 4)	17,878	15,605	33,189	31,338
Net financing expense relating to employee benefit plans (note 10)	1,353	1,404	2,781	2,808
(Gain) loss on disposal of property and equipment and asset held-for-sale (note 4)	(7)	27	(740)	13
Gain on derivative financial instruments (note 13)	(873)	(647)	(4,108)	(4,701)
Foreign currency exchange losses	28,975	4,834	44,447	5,829
Loss before income taxes	(58,218)	(25,290)	(68,473)	(37,095)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(58,218)	(25,290)	(68,473)	(37,095)

Loss per share attributable to equity holders of the Company (note 11):
Basic	$(1.45)	$(0.63)	$(1.70)	$(0.92)
Diluted	$(1.45)	$(0.63)	$(1.70)	$(0.92)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2015	2014	2015	2014
Net loss attributable to equity holders of the Company	(58,218)	(25,290)	(68,473)	(37,095)
Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	-	1,394	-	2,671
Amounts not subsequently reclassified to the statement of operations
Net actuarial losses on employee benefits, net of tax of nil (note 10)	(15,456)	(11,103)	(6,674)	(2,749)
Other comprehensive loss	(15,456)	(9,709)	(6,674)	(78)
Comprehensive loss attributable to equity holders of the Company	(73,674)	(34,999)	(75,147)	(37,173)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)
	As at February 28, 2015	As at August 31, 2014
ASSETS
Current Assets
Cash	19,210	30,490
Restricted cash (note 4)	12,442	-
Accounts receivable (note 5)	83,063	64,871
Inventory	1,612	2,294
Prepaid expenses and other assets	9,793	9,888
Total current assets	126,120	107,543

Non-Current Assets
Property and equipment	118,561	155,007
Asset held-for-sale (notes 4 and 6)	25,194	22,246
Derivative financial instruments (note 13)	22,500	18,392
Other assets (note 4)	4,921	17
Intangible assets	269,029	287,789
Goodwill	149,600	149,600
Total assets	715,925	740,594

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 7)	62,909	59,073
Provisions (note 8)	12,325	15,629
Deferred revenue	24,870	24,176
Current portion of long-term debt (note 9)	12,500	12,500
Total current liabilities	112,604	111,378

Non-Current Liabilities
Long-term debt (note 9)	512,839	473,800
Employee benefit obligations and other liabilities (notes 10 and 12)	153,204	143,157
Provisions (note 8)	538	634
Deferred income taxes	681	681
Total liabilities	779,866	729,650
Equity (Deficiency)
Capital stock	371,132	371,132
Contributed surplus (note 12)	10,152	9,890
Deficit	(445,225)	(370,078)
Total equity (deficiency)	(63,941)	10,944
Total liabilities and equity (deficiency)	715,925	740,594

Subsequent event (note 14)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the six months ended February 28, 2015
				Accumulated
				other
	Capital	Contributed		comprehensive	Total Equity
	Stock	Surplus	Deficit	loss	(Deficiency)
Balance as at August 31, 2014	371,132	9,890	(370,078)	-	10,944
Net loss attributable to equity holders of the Company	-	-	(68,473)	-	(68,473)
Other comprehensive loss	-	-	(6,674)	-	(6,674)
Comprehensive loss attributable to equity holders of the Company	-	-	(75,147)	-	(75,147)
Share-based compensation plans (note 12)	-	262	-	-	262
Balance as at February 28, 2015	371,132	10,152	(445,225)	-	(63,941)

	For the six months ended February 28, 2014
				Accumulated
				other
	Capital	Contributed		comprehensive
	Stock	Surplus	Deficit	loss	Total Equity
Balance as at August 31, 2013	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(37,095)	-	(37,095)
Other comprehensive income (loss)	-	-	(2,749)	2,671	(78)
Comprehensive loss attributable to equity holders of the Company	-	-	(39,844)	2,671	(37,173)
Share-based compensation plans (note 12)	-	574	-	-	574
Balance as at February 28, 2014	371,132	9,594	(281,769)	(1,323)	97,634

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2015	2014	2015	2014
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(58,218)	(25,290)	(68,473)	(37,095)
Items not affecting cash:
Depreciation	9,515	11,169	21,547	24,396
Amortization	9,528	9,599	19,063	20,011
Impairment (note 6)	-	-	1,843	-
Gain on derivative financial instruments	(873)	(647)	(4,108)	(4,701)
Non-cash interest	855	1,480	1,635	2,965
(Gain) loss on disposal of property and equipment and asset held-for-sale	(7)	27	(740)	13
Non-cash foreign currency exchange losses	28,621	4,626	43,889	5,542
Share-based compensation plans and other long-term incentive plan expense (note 12)	212	603	467	746
Net financing expense relating to employee benefit plans (note 10)	1,353	1,404	2,781	2,808
Non-cash compensation expense of employee benefit plans (note 10)	-	-	252	-
Employee benefit funding in excess of compensation expense (note 10)	(172)	(2,136)	-	(2,517)
Net change in non-cash operating accounts	8,545	13,824	(16,157)	6,714
Cash flows from (used in) operating activities	(641)	14,659	1,999	18,882

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (notes 4 and 6)	757	20	13,206	34
Purchases of property and equipment	(534)	(3,187)	(2,358)	(6,175)
Purchases of intangible assets	(169)	(1,258)	(303)	(1,956)
Cash flows from (used in) investing activities	54	(4,425)	10,545	(8,097)

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(6,250)	(6,250)
Restricted cash (note 4)	-	-	(12,442)	-
Debt and notes subscription receipts financing costs (notes 4 and 9)	(20)	-	(2,190)	-
Rights offering transaction costs (note 4)	(413)	-	(2,942)	-
Cash flows used in financing activities	(433)	-	(23,824)	(6,250)

Net change in cash for the period	(1,020)	10,234	(11,280)	4,535
Cash at beginning of period	20,230	35,113	30,490	40,812
Cash at end of period	19,210	45,347	19,210	45,347

Supplemental disclosure of operating cash flows
Interest paid	20,138	19,966	28,623	29,108
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2015 AND 2014

(In thousands of Canadian dollars, except as otherwise noted)

1.    DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment (formerly, the Newspaper segment). The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.    BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements except for the change in accounting policy noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on April 9, 2015.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except for the estimate of the Ontario Interactive Digital Media Tax Credit as described in note 5.

Change in accounting policy

The Company has adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

3.    OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.    BUSINESS ACQUISITION

On October 6, 2014, the Company entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of Quebecor Media Printing Inc., which on closing, will own the 173 English-language newspapers and specialty publications as well as digital properties of Sun Media Corporation, a subsidiary of QMI, for cash consideration of $305.5 million, subject to a closing working capital adjustment (the “Sun Acquisition”). The Sun Acquisition is subject to various conditions including regulatory approvals which are required to be satisfied or waived prior to consummation of all or any part of the acquisition. On March 25, 2015, the Company received a no action letter from the Competition Bureau of Canada which confirms they do not intend to challenge the Sun Acquisition before the Competition Tribunal under the merger provisions of the Competition Act and as a result the Company anticipates the Sun Acquisition will close on or about April 13, 2015. During the three and six months ended February 28, 2015, the Company incurred acquisition costs of $1.1 million and $2.7 million, respectively, and integration costs of $1.4 million both of which are included in restructuring and other items in the condensed consolidated statements of operations. The Company will finance the purchase price and transaction costs associated with the Sun Acquisition with the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility classified as restricted cash and corporate cash all as described below.

The debt financing for the Sun Acquisition will be provided through the issuance of an additional $140 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts which will be automatically exchanged for the additional First-Lien Notes on completion of the Sun Acquisition, and the satisfaction of certain other conditions, for no additional consideration (“Notes Subscription Receipts”). The Notes Subscription Receipts bear interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014.  During the three and six months ended February 28, 2015, the Company recorded interest expense related to the Notes Subscription Receipts of $2.9 and $3.9 million, respectively, in the condensed consolidated statement of operations and incurred Notes Subscription Receipts financing costs of a nominal amount and $1.6 million, respectively, which are recorded in other assets on the condensed consolidated statement of financial position. Upon issuance of the additional First-Lien Notes related to the Sun Acquisition, the Notes Subscription Receipts financing costs will be included in the carrying value of long-term debt on the consolidated statement of financial position.

The equity financing for the Sun Acquisition will be provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). Each Equity Subscription Receipt will be automatically exchanged for one Variable Voting Share without additional consideration upon satisfaction of certain conditions including the completion of the Sun Acquisition and the issuance of the additional First-Lien Notes. On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. A total of 200,084,396 Equity Subscription Receipts were subscribed for pursuant to the basic subscription privilege attached to each right, with the remainder being subscribed for pursuant to the additional subscription privilege attached to the rights in relation to the unsubscribed Equity Subscription Receipts of other holders. During the three and six months ended February 28, 2015, the Company incurred Rights Offering transaction costs of $0.4 million and $2.9 million, respectively, which are recorded in other assets on the condensed consolidated statement of financial position. Upon issuance of the Variable Voting Shares related to the Sun Acquisition, the Rights Offering transaction costs will be included in the carrying value of capital stock on the consolidated statement of financial position.

The remaining financing for the Sun Acquisition will be provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. During the six months ended February 28, 2015, the Company sold the land, building and equipment related to the Montreal Gazette production facility for gross proceeds of $12.5 million and realized a gain on sale of $0.7 million in the condensed consolidated statement of operations. The sale closed on October 31, 2014.  As at August 31, 2014, due to the outsourcing of the production of the Montreal Gazette, the production facility and equipment was no longer required and as a result the Company classified the production facility and equipment with a carrying value of $11.7 million as held-for-sale in the condensed consolidated statement of financial position.  The net proceeds of $12.4 million from the sale are required to provide additional financing for the Sun Acquisition and are recorded as restricted cash on the condensed consolidated statement of financial position.

5.    ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

During the six months ended February 28, 2015, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. The Company has refiled the tax return for the year ended August 31, 2012 to reflect such claim which will be subject to audit by the Canada Revenue Agency. The claim primarily relates to the recovery of previously recognized compensation expenses, and as a result the Company recorded a recovery in compensation expense of $13.8 million in the six months ended February 28, 2015 related to this claim.  The digital media tax credits are subject to estimation uncertainty and have been recorded as accounts receivable on the condensed consolidated statement of financial position as at February 28, 2015.

6.    ASSET HELD-FOR-SALE

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the production facility as held-for-sale in the condensed consolidated statement of financial position. As at November 30, 2014, the estimated fair value less costs of disposal of the production facility was reduced to $8.7 million (August 31, 2014 - $10.5 million) based on the estimated net proceeds. As a result, during the six months ended February 28, 2015, the Company recorded an impairment loss of $1.8 million in the condensed consolidated statement of operations.

As at February 28, 2015, due to the outsourcing of the production of the Vancouver newspapers, which includes both The Vancouver Sun and The Province, the production facility is no longer required and as a result the Company classified the production facility with a carrying value of $16.5 million as held-for-sale in the condensed consolidated statement of financial position.  In July, 2014 all conditions were waived related to an agreement to sell the Vancouver newspapers production facility for gross proceeds of $17.5 million with an expected closing date of June 30, 2015.  The net proceeds from the sale of the Vancouver newspapers production facility will be used to make an offer to redeem an equal amount of First-Lien Notes.  During the three and six months ended February 28, 2015, the related production equipment of the Vancouver newspapers production facility was sold for net proceeds of $0.8 million and the Company realized a nominal gain.

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 28, 2015	As at August 31, 2014
Trade accounts payable	10,498	8,059
Accrued liabilities	37,819	40,800
Accrued interest on long-term debt	14,592	10,214
Accounts payable and accrued liabilities	62,909	59,073

8.    PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2014	15,439	824	16,263
Net charges (recoveries)	4,837	(96)	4,741
Payments	(8,141)	-	(8,141)
Provisions as at February 28, 2015	12,135	728	12,863
Portion due within one year	(12,135)	(190)	(12,325)
Non-current provisions	-	538	538

            (a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production of certain newspapers.

(b) Other provisions

Other provisions include unfavorable lease contracts, as well as provisions for certain claims and grievances which have been asserted against the Company.

9.    LONG-TERM DEBT

				As at February 28, 2015	As at August 31, 2014

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	199,210	3,707	195,503	201,013
12.5% Senior Secured Notes (US$268.6M) (2)	July 2018	335,874	6,038	329,836	285,287
Senior Secured Asset-Based Revolving Credit Facility	October 2015	-	-	-	N/A
Total long-term debt				525,339	486,300
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				512,839	473,800

(1) As at February 28, 2015, the consolidated First-Lien Notes leverage ratio did not exceed 2:1, and as a result the Company made no excess cash flow offer as per the terms of the First-Lien Notes indenture.

(2) US$ principal translated to the Canadian equivalent based on the foreign exchange rate on February 28, 2015 of US$1:$1.2503 (August 31, 2014 - US$1:$1.0873).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as described below.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility) for an aggregate amount of up to $20.0 million. The ABL Facility replaced the Company’s previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the three and six months ended February 28, 2015, the Company incurred $0.6 million of debt financing costs which will be amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Included in other assets on the condensed consolidated statement of financial position as at February 28, 2015 were financing fees of $0.4 million with respect to the ABL Facility. As at February 28, 2015, the Company has no availability under the ABL Facility as certain financial ratios that are required as a condition to borrowing were not met.

10.  EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and six months ended February 28, 2015 and 2014 are as follows:

	For the three months ended February 28,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2015	2014	2015	2014	2015	2014	2015	2014

Current service cost	3,036	2,676	366	304	847	755	4,249	3,735
Administration costs	222	181	-	-	-	-	222	181
Net actuarial losses	-	-	-	-	717	390	717	390
Net financing expense	541	542	632	649	180	213	1,353	1,404
Net defined benefit plan expense (1)	3,799	3,399	998	953	1,744	1,358	6,541	5,710

	For the six months ended February 28,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2015	2014	2015	2014	2015	2014	2015	2014

Current service cost	6,072	5,352	732	608	1,694	1,510	8,498	7,470
Administration costs	444	362	-	-	-	-	444	362
Net actuarial losses	-	-	-	-	582	390	582	390
Net financing expense	1,156	1,084	1,264	1,298	361	426	2,781	2,808
Net defined benefit plan expense (1)	7,672	6,798	1,996	1,906	2,637	2,326	12,305	11,030
 (1) All current service costs, administration costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive loss of the consolidated statements of comprehensive loss for the three and six months ended February 28, 2015 and 2014 are as follows:

	For the three months ended February 28,
	Pension benefits		Post-retirement benefits		Total
	2015	2014	2015	2014	2015	2014
Net actuarial losses on employee benefits	(11,115)	(8,660)	(4,341)	(2,443)	(15,456)	(11,103)
Net actuarial losses recognized in other comprehensive loss	(11,115)	(8,660)	(4,341)	(2,443)	(15,456)	(11,103)

	For the six months ended February 28,
	Pension benefits		Post-retirement benefits		Total
	2015	2014	2015	2014	2015	2014
Net actuarial gains (losses) on employee benefits	(3,210)	3,898	(3,464)	(6,647)	(6,674)	(2,749)
Net actuarial gains (losses) recognized in other comprehensive loss	(3,210)	3,898	(3,464)	(6,647)	(6,674)	(2,749)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the six months ended February 28, 2015 are as follows:

	Pension benefits	Post- retirement benefits	Other long- term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2014	52,978	64,609	21,960	139,547
Amounts recognized in the statement of operations	7,672	1,996	2,637	12,305
Amounts recognized in other comprehensive loss	3,210	3,464	-	6,674
Contributions to the plans	(6,913)	(1,187)	(1,172)	(9,272)
Net defined benefit plan obligation as at February 28, 2015	56,947	68,882	23,425	149,254
 (1) As at August 31, 2014 and February 28, 2015, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

11.  LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and six months ended February 28, 2015 and 2014.  No reconciling items in the computation of net loss exist.

	For the three months ended
	February 28,
	2015	2014
Basic weighted average shares outstanding during the period	40,209,619	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,042,000	1,472,000

	For the six months ended
	February 28,
	2015	2014
Basic weighted average shares outstanding during the period	40,209,619	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,042,000	1,472,000

12.  SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three and six months ended February 28, 2015, the Company granted 0.6 million options under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model. The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2015
Fair value	$0.64

Key assumptions
Exercise Price	$1.90
Risk-free interest rate (1)	0.66%
Dividend yield	-
Volatility factor (2)	37.57%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares.
(3) Based on contractual terms and a published academic study.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the six months ended February 28, 2015:

	Options	Weighted average exercise price
Balance, August 31, 2014	1,710,000	$6.66
Issued	630,000	$1.90
Balance, February 28, 2014	2,340,000	$5.38

During the three and six months ended February 28, 2015, the Company recorded compensation expense related to the Option Plan of $0.2 million and $0.3 million, respectively (2014 – $0.3 and $0.4 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three and six months ended February 28, 2015 and 2014.  During the three and six months ended February 28, 2015, the Company recorded compensation expense related to the RSU Plan of nil (2014 - $0.1 million and $0.1 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and six months ended February 28, 2015, the Company granted 436,586 deferred share units (“DSUs”) under the DSU Plan (2014 – 140,543).  During the three and six months ended February 28, 2015, the Company recorded an expense of a nominal amount and $0.2 million, respectively (2014 – $0.2 million and $0.2 million, respectively) to compensation expense, with an offset to employee benefit obligations and other liabilities.  All DSUs issued in the three and six months ended February 28, 2015 vested immediately.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash. During the three and six months ended February 28, 2015, there were no settlements or cancellations of DSUs (2014 – 19,797 DSUs settled for nominal consideration and 113,198 DSUs cancelled for no consideration).

The aggregate carrying value of the DSU Plan liability was $1.1 million as at February 28, 2015 (August 31, 2014 - $0.9 million) and is based on 735,346 DSUs (August 31, 2014 - 482,432 DSUs) at a fair value per share of $1.54 (August 31, 2014 - $1.92). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

13.  FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at February 28, 2015 are as follows:

	As at February 28, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Embedded derivatives	22,500	-	-	22,500

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including entity-specific credit risk, volatility, and discount factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended February 28, 2015 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the six months ended February 28, 2015 are as follows:

2015

Asset as at August 31, 2014	18,392
Gain on derivative financial instruments recognized in the statement of operations	4,108
Asset as at February 28, 2014	22,500

Financial instruments measured at amortized cost

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, restricted cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at February 28, 2015 and August 31, 2014 are as follows:

	As at February 28, 2015		As at August 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Other financial liabilities
Long-term debt	525,339	556,019	486,300	519,856

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).

Foreign currency risk

As at February 28, 2015, approximately 63% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2014 – 59%).  As at February 28, 2015 and August 31, 2014, the Company has US$268.6 million of 12.50% Senior Secured Notes due 2018 outstanding.

14.  SUBSEQUENT EVENT

On March 25, 2015, the Company received a no action letter from the Competition Bureau of Canada which confirms they do not intend to challenge the Sun Acquisition before the Competition Tribunal under the merger provisions of the Competition Act and as a result the Company anticipates the Sun Acquisition will close on or about April 13, 2015 (note 4).